Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated September 24, 2008
Relating to Preliminary Prospectus dated September 11, 2008
Registration Statement No. 333-153449
     This free writing prospectus should be read together with the preliminary prospectus dated September 11, 2008 relating to the offering of American Depositary Shares representing ordinary shares of Osmetech plc (the “Preliminary Prospectus”), included in the Registration Statement on Form F-1 (File No. 333-153449) relating to these securities. The Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1369655/000095012308010939/y00098fv1.htm. The following press release and interim report and additional information supplements the information contained in the Preliminary Prospectus.
September 25, 2008
News Release
Osmetech plc (‘Osmetech’ or the ‘Company’)
Osmetech plc (OMH.L), the international molecular diagnostics business, today announces interim results for the 6 months ended 30 June 2008
Highlights
•	Proposed issue of American Depositary Shares and listing on the NASDAQ Global Market

•	Revenues increase by 83% to £128,000 (2007 - £70,000)

•	Loss after tax from continuing operations of £6.6m (2007 - £5.7m) reflects the continued investment in our molecular diagnostics business

•	Continued growth in sales of Cystic Fibrosis tests for first generation eSensor 4800 platform

•	Second generation eSensor XT-8 platform with Warfarin sensitivity test launched following FDA 510(k) clearance in July 2008.

•	Broad range of tests in development for menu expansion. FDA submissions planned in 2008 and 2009.

•	Agreement with QIAGEN to develop a QIAplex-based respiratory viral test for the eSensor XT-8 platform
James White, Chief Executive, Osmetech plc, said:
“The FDA clearance and launch of our new eSensor XT-8 System are important milestones for Osmetech. With key technological and regulatory challenges having now been met, we intend to build our installed base of instruments supported by a growing menu of tests expected to include pharmacogenetics, genetic diseases and infectious diseases meeting the needs of customers in the rapidly developing molecular diagnostics market.
“A NASDAQ listing would mark another important step in Osmetech’s development. Osmetech is now based in the US and we are prioritising our commercialisation strategy on the major opportunities in the US molecular diagnostics market. It is a logical progression for Osmetech to increase its exposure in the US and improve our access to the US capital markets.”

For further information:
www.osmetech.com

Osmetech plc James White, Chief Executive Officer David Sandilands, Chief Financial Officer	+44 (0)207 849 6027

Madano Partnership Matthew Moth, Mark Way	+44 (0) 207 593 4000

Canacccord Adams Limited Robert Finlay L. Warren Pimm	+44 (0) 207 050 6500
The interim report for the period ended 30 June 2008 will be posted to all shareholders of the Company on 1 October 2008. Copies of the interim report are available to the public, free of charge, at the company’s website at www.osmetech.com
A registration statement relating to American Depositary Shares representing ordinary shares of Osmetech has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, which include statements about the sale and listing of Osmetech’s securities, development of diagnostic tests, expectations about our test menu and the eSensor XT-8 System and other statements containing expectations, beliefs and other similar expressions. These statements are not historical facts, but instead represent beliefs regarding future events. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors. Forward-looking statements involve inherent risks and uncertainties. Information regarding these risks and uncertainties is included in public documents for Osmetech filed with the U.S. Securities and Exchange Commission. Osmetech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Interim Report 30 June 2008
Introduction
The FDA clearance in July 2008 of our eSensor XT-8 System together with our eSensor Warfarin Sensitivity Test marked an important milestone in the development of Osmetech’s business. We are focused on the commercialisation of this second generation platform and expect to grow revenues by building an installed base of instruments at customer sites and by broadening our menu of FDA-cleared tests.
We are delighted to welcome Daryl Faulkner to the board as Chairman. Daryl brings to Osmetech extensive experience in building and leading large businesses in the molecular diagnostics, life sciences and medical device industries. Most recently, he was President and Chief Executive Officer of the molecular diagnostics company Digene Corporation, and a member of its board of directors prior to its $1.6 billion sale to Qiagen N.V. in 2007. Prior to joining Digene, Mr. Faulkner held several senior level positions during eight years at Invitrogen Corp., a life sciences company with more than $1 billion in revenues, and also served in a variety of roles during 15 years at Abbott Laboratories Inc., a diversified healthcare company.
Business Overview
Osmetech develops, manufactures and markets an advanced molecular diagnostic platform, the eSensor platform, which enables hospitals and reference laboratories to perform simple, rapid and cost-effective DNA, RNA and protein testing. The Company’s eSensor platform, which utilises a well-established electrochemical detection technology, is designed to support a broad menu of tests and provide accurate results while minimizing technician involvement. This unique platform permits multiplexing, or simultaneously running multiple tests on individual samples, and random access testing, or the ability to initiate tests while other tests are in progress. We believe that the eSensor platform has broad applicability to address the requirements of the fast growing molecular diagnostics market, and Osmetech is currently developing tests for a variety of diagnostic applications in pharmacogenetics, genetic diseases and infectious diseases.
We have recently entered into an agreement with QIAGEN to adapt their QIAplex-based respiratory viral test for use on our eSensor XT-8 System. This is an excellent opportunity to take an already commercially successful product into the mainstream diagnostics market by seeking FDA 510(k) clearance, illustrating the attraction of our easy to use eSensor XT-8 System. This is another opportunity to broaden our test menu and establish the eSensor XT-8 as a leading molecular diagnostics platform.
First generation eSensor 4800 System
Revenues from sales of our eSensor Cystic Fibrosis Carrier Detection Test for use on the first generation eSensor 4800 System continued to grow in the period. We have a limited number of these systems available and had 10 eSensor 4800 Systems in commercial use at customer sites as of 30 June 2008, an installed base which has now increased to 16. This restricted marketing program has been successful in validating our technology, platform and testing systems in the marketplace, while at the same time enabling us to build a marketing infrastructure and gain market exposure. We will continue to support our eSensor 4800 customers until a Cystic Fibrosis test becomes available for use on our eSensor XT-8 instrument, expected in 2009.
Second generation eSensor XT-8 System
In July 2008, we received 510(k) clearance from the US Food and Drug Administration of our second generation eSensor XT-8 System and our eSensor Warfarin Sensitivity Test, which is a pharmacogenetic test that determines how an individual metabolizes and responds to the drug warfarin, marketed under the brand name Coumadin® and in other generic forms, which is the most commonly prescribed oral anti-coagulant in North America and Europe. We have now commenced shipments of the eSensor XT-8 System and our eSensor Warfarin Sensitivity Test.
Test pipeline
We are currently developing additional tests for which we will seek 510(k) clearance from the FDA to expand our test menu for the eSensor XT-8 System including the following:
•	eSensor Extended Warfarin Sensitivity Test. Based on the eSensor Warfarin Sensitivity Test, this test incorporates a number of additional markers, including the exclusively-licensed CYP450-4F2 biomarker. Clinical studies for this test have been completed and additional development is in process. We expect to submit an application for 510(k) clearance by the end of 2008.

•	2C9 Drug Metabolism Test. This is a genetic test for CYP2C9 biomarkers associated with metabolism of phenytoin and most non-steroidal anti-inflammatory drugs. Development and clinical studies for this test have been completed. We expect to submit an application for 510(k) clearance by the end of 2008.

•	eSensor XT-8 Cystic Fibrosis Test. This is a test for pre-conception screening of cystic fibrosis gene carriers for use with the eSensor XT-8 System. The test is currently in development, and we expect to submit an application for 510(k) clearance in the first half of 2009.

•	Respiratory Pathogen Test Panel. This is a test panel to detect major respiratory viruses and aid in the identification of bacterial and viral infections. This test will adapt QIAGEN’s QIAplex-based respiratory viral test for use on the eSensor XT-8 System and is currently in development. We expect to submit an application for 510(k) clearance if and when development is completed.

•	Venous Thrombosis Test. This is a genetic test for the most common mutations associated with increased risk of blood clots, which can lead to stroke and pulmonary embolism. This test is currently in development and we expect to submit an application for 510(k) clearance if and when development is completed.

•	2D6 Drug Metabolism Test. This is a genetic test for CYP2D6 biomarkers associated with metabolism of a variety of prescription drugs including antipsychotics, anti-depressants and anti-thrombolytics. This test is currently in development and we expect to submit an application for 510(k) clearance if and when development is completed.

•	Tamoxifen Sensitivity Test. This is a genetic test for metabolism of the breast cancer drug Tamoxifen. This test is currently in development and we expect to submit an application for 510(k) clearance if and when development is completed.
Nasdaq listing and fund raising
We announced on 12 September 2008 that we plan to undertake an issue of American Depositary Shares (ADS) and obtain a listing of such shares on the NASDAQ Global Market. Each ADS is expected to represent 35 ordinary shares of the Company. At the same time as the issue, we may issue additional ordinary shares to institutional investors in Europe, which may include certain existing institutional shareholders of the Company, pursuant to a placing.
The issue and placing is conditional upon, inter alia, the passing of a resolution at an Extraordinary General Meeting of our shareholders convened for 1 October 2008. A circular has been sent to shareholders together with the Notice of Extraordinary General Meeting, both of which are available on our website at www.osmetech.com
We have filed Registration Statements on Form F-1 and Form F-6 with the US Securities and Exchange Commission and have applied to have the ADSs listed on the NASDAQ Global Market. The Registration Statements can be viewed on our website at www.osmetech.com and at the SEC website at www.sec.gov.
Financial review
Continuing operations
Loss
The loss from continuing operations increased by 16% from £5,741,785 in the six month period ended 30 June 2007 to £6,647,138 in the six month period ended 30 June 2008 and the net loss per share from continuing operations increased by 16% from £0.0283 in the six month period ended 30 June 2007 to £0.0327 in the six month period ended 30 June 2008. Excluding reductions in interest on bank balances and term deposits and taxation credits, the loss for the period increased 8%, primarily resulting from an increase in test development activity in support of our eSensor XT-8 System, partially offset by a reduction in systems development costs due to the completion of the development of our eSensor XT-8 System. Currency exchange rate differences between the two periods were not significant.
Revenue
Revenue increased from £70,061 in the six month period ended 30 June 2007 to £127,994 in the six month period ended 30 June 2008. The increase of £57,933, or 83%, was principally a result of the growth in sales of our eSensor Cystic Fibrosis Carrier Detection Test. Product sales were £44,796 and £115,398 and license revenues were £25,265 and £12,596 in the six month periods ended 30 June 2007 and 2008, respectively.
Changes in inventories of finished goods and work in progress
Changes in inventories of finished goods and work in progress increased from £47,798 in the six month period ended 30 June 2007 to £155,588 in the six month period ended 30 June 2008. The increase of £107,790, or 226%, was a result of manufacturing additional eSensor Cystic Fibrosis Carrier Detection Tests in 2008, following the growth in our installed base of eSensor 4800 instruments. Gross loss for product sales (defined as product sales less changes in inventories of finished goods and work in progress and royalties on product sales) increased from a loss of £3,002 in the six month period ended 30 June 2007 to a loss of £40,190 in the six month period ended 30 June 2008 representing (7)% and (35)% of product sales in the six month periods ended 30 June 2007 and 2008, respectively.

Employee benefits
Employee benefits costs increased from £3,223,842 in the six month period ended 30 June 2007 to £3,370,116 in the six month period ended 30 June 2008. The increase of £146,274, or 5%, includes little change in the level of share compensation charges from £162,312 for the six months ended 30 June 2007 to £165,797 for the six month period ended 30 June 2008 and a one-time cost of £287,000 in the six month period ended 30 June 2007 in respect of certain expenses for employees incurred relating to the disposal of our blood gas analyser business in the first half of 2007. Excluding these items, employee benefits increased by 15%, reflecting an increase in the number of new hires, particularly in the areas of test development and sales and marketing. These increases were partially offset by a reduction in systems development staffing levels following the completion of our second generation, eSensor XT-8 platform.
Research and development costs
Research and development costs decreased from £1,301,699 in the six month period ended 30 June 2007 to £1,092,324 in the six month period ended 30 June 2008. This decrease of £209,375, or 16%, reflected lower systems development costs in the six month period ended 30 June 2008, as the development of the eSensor XT-8 System was completed. This reduction was partially offset by an increase in costs related to the development of new tests during the period.
Depreciation and amortization
Depreciation and amortization expense increased from £220,588 in the six month period ended 30 June 2007 to £264,114 in the six month period ended 30 June 2008. The increase of £43,526, or 20%, resulted from both an increase in the amortization of license costs and increased depreciation in respect of plant, machinery and laboratory instruments.
Other expenses
In total, other expenses increased from £1,588,397 in the six month period ended 30 June 2007 to £2,067,058 in the six month period ended 30 June 2008. This increase of £478,661, or 30%, principally reflects an increase in temporary labour and recruitment costs to support the growth in test development and sales and marketing activity.
Interest on bank balances and term deposits
Interest on bank balances and term deposits decreased from £496,478 in the six month period ended 30 June 2007 to £174,068 in the six month period ended 30 June 2008. The decrease of £322,410, or 65%, resulted primarily from a reduction in average cash balances during the six month period ended 30 June 2008, due to the ongoing operating expenses of the business.
Taxation
There have been no UK activities during the six month period ended 30 June 2008 that would qualify for research and development tax credits as compared to the six month period ended 30 June 2007 during which we qualified for tax credits of £74,000.
Liquidity and Capital Resources
Cash and cash equivalents decreased from £13,910,710 at 31 December 2007 to £6,676,043 at 30 June 2008, a decrease of £7,234,667, or 52%. The decrease of cash and cash equivalents was principally due to the use of £7,257,402 in operating activities. Cash and cash equivalents at 31 August 2008 were £4,704,473.
Net cash used in operating activities increased from £6,312,140 in the six month period ended 30 June 2007 to £7,257,402 in the six month period ended 30 June 2008, an increase of £945,262, or 15%. This increase was partly due to an increase of £438,189 in operating cash flows before movements in working capital, reflecting the increase in our operating loss for the period. The remaining increase of £507,073 mainly consists of increased cash outflows due to working capital movements, in particular a growth in inventories ahead of the launch of our eSensor XT-8 System and costs incurred in respect of our proposed Nasdaq listing, recorded as prepaid at 30 June 2008.
Net cash generated from investing activities decreased from £20,115,152 for the six month period ended 30 June 2007 to £17,948 in the six month period ended 30 June 2008, representing a decrease of £20,097,204. The higher amount in the earlier period primarily reflects the net cash proceeds from the sale of our blood gas analyzer business during the six month period ended 30 June 2007.
Net cash generated from/(used in) financing activities increased from (£442,334) in the six month period ended 30 June 2007 to £11,550 in the six month period ended 30 June 2008, an increase of £453,884. The increase primarily reflects the payment of £480,845 made to redeem share warrants in the six month period ended 30 June 2007.

Outlook
The opportunities in the fast growing molecular diagnostics market remain highly attractive. Our eSensor XT-8 System is now FDA-cleared and has many advantages over traditional and competing testing methods. The recently launched warfarin test is the first of a number of tests in development to expand the test menu for the eSensor XT-8 System.
The proposed listing on the Nasdaq Global Market would mark another important step in Osmetech’s development. Osmetech has completed the transition of its operations to the US and we are prioritising our commercialisation strategy in the US as we roll out our new FDA cleared eSensor XT-8 System. It is a logical progression for Osmetech to increase its exposure in the US and improve our access to the US capital markets.
James White
Chief Executive Officer
25 September 2008

Osmetech plc
Unaudited Condensed Consolidated Statements of Operations

		Six months ended	Six months ended	Year ended
		30 June 2008	30 June 2007	31 December 2007
			(restated*)	(restated*)
	Note	£000	£000	£000

Continuing operations
Revenue		128	70	169

Changes in inventories of finished goods and work in progress		(156)	(48)	(93)
Employee benefits		(3,370)	(3,224)	(6,413)
Research and development costs		(1,092)	(1,302)	(2,595)
Depreciation and amortisation		(264)	(220)	(590)
Other expenses		(2,067)	(1,588)	(3,526)

		(6,949)	(6,382)	(13,217)

Operating loss		(6,821)	(6,312)	(13,048)
Interest on bank balances and term deposits		174	496	864

Loss before taxation		(6,647)	(5,816)	(12,184)
Taxation		–	74	154

Loss for the period from continuing operations		(6,647)	(5,742)	(12,030)

Discontinued operations
Profit for the period from discontinued operations		–	17,200	16,014

(Loss)/profit for the period		(6,647)	11,458	3,984

Basic and diluted (loss)/earnings per share:
From continuing operations	3	(3.27p )	(2.83p )	(5.93p )
From discontinued operations	3	–	8.47p	7.89p

From continuing and discontinued operations	3	(3.27p )	5.64p	(1.96p )

* The results for the six months ended 30 June 2007 and the year ended 31 December 2007 have been restated. The effects of these restatements are disclosed in note 5.

Osmetech plc
Unaudited Condensed Consolidated Statements of Total Recognised Income and Expense

	Six months ended	Six months ended	Year ended
	30 June 2008	30 June 2007	31 December 2007
		(restated*)
	£000	£000	£000

Exchange differences on translation of foreign operations	(17)	(458)	(384)
Cumulative translation adjustment on disposal of discontinued operations	–	(714)	(714)

Net expense recognised directly in equity	(17)	(1,172)	(1,098)

(Loss)/profit for the period	(6,647)	11,458	3,984

Total recognised (expense)/income for the period	(6,664)	10,286	2,886

* The results for the six months ended 30 June 2007 have been restated. The effects of these restatements are disclosed in note 5.

Osmetech plc
Unaudited Condensed Consolidated Balance Sheets

		30 June		30 June		31 December
		2008		2007		2007
				(restated*)		(restated*)
	£000	£000	£000	£000	£000	£000

Non current assets
Goodwill	–		977		–
Other intangible assets	1,035		1,138		1,163
Property, plant and equipment	988		1,094		976

		2,023		3,209		2,139

Current assets
Inventories	599		430		446
Trade and other receivables	969		364		367
Current tax assets	402		200		465
Cash and cash equivalents	6,676		20,078		13,911

		8,646		21,072		15,189

Total assets		10,669		24,281		17,328

Current liabilities
Trade and other payables	(1,101)		(1,014)		(1,274)
Current tax liabilities	(9)		(24)		(8)

	(1,110)		(1,038)		(1,282)
Non current liabilities:
Provisions	(171)		(170)		(171)

Total liabilities		(1,281)		(1,208)		(1,453)

Net assets		9,388		23,073		15,875

Equity
Called up share capital		7,029		7,029		7,029
Share premium account		51,768		51,748		51,756
Merger reserve		–		1,885		–
Other reserves		2,304		1,945		2,139
Cumulative exchange reserve		(590)		(647)		(573)
Accumulated deficit		(51,123)		(38,887)		(44,476)

Equity attributable to the equity holders of the Company		9,388		23,073		15,875

* The results for the six months ended 30 June 2007 and the year ended 31 December 2007 have been restated. The effects of these restatements are disclosed in note 5.

Osmetech plc
Unaudited Condensed Consolidated Statements of Cash Flows

			30 June	30 June	31 December
			2008	2007	2007
				(restated*)
	Note		£000	£000	£000

Net cash used in operating activities	(a	)	(7,257)	(6,312)	(14,121)

Net cash generated from investing activities	(c	)	18	20,115	21,865

Net cash generated from/(used in) financing activities	(c	)	12	(442)	(559)

Net (decrease)/increase in cash and cash equivalents			(7,227)	13,361	7,185

Cash and cash equivalents at beginning of the period			13,911	7,089	7,089

Effect of foreign exchange rate changes			(8)	(372)	(363)

Cash and cash equivalents at end of period			6,676	20,078	13,911

*	The results for the six months ended 30 June 2007 have been restated. The effects of these restatements are disclosed in note 5.

Osmetech plc
Notes to the unaudited Statements of Cash Flows
(a) Reconciliation of (loss)/profit for the period to net cash outflow from operating activities

	Six months	Six months	Year
	ended	ended	ended
	30 June 2008	30 June 2007	31 December
		(restated*)	2007
	£000	£000	£000

(Loss)/profit for the period	(6,647)	11,458	3,984
Adjustments for:
Depreciation of property, plant and equipment	215	209	480
Amortisation of other intangible assets	49	50	110
Loss on disposal of property, plant and equipment	–	–	19
Impairment losses	–	–	1,058
Share compensation charge	165	290	615
Interest on bank balances and term deposits	(174)	(496)	(864)
Income tax	–	(74)	(154)
Gain on disposal of discontinued operations net of tax	–	(17,392)	(17,649)
Decrease in provisions	–	2	2

Operating cash outflow before movements in working capital	(6,392)	(5,953)	(12,399)
(Increase)/decrease in inventories	(154)	55	64
(Increase)/decrease in receivables	(605)	97	135
Decrease in payables	(169)	(511)	(1,742)

Cash used in operations	(7,320)	(6,312)	(13,942)
Income taxes received/(paid)	63	–	(179)

Net cash used in operating activities	(7,257)	(6,312)	(14,121)

Net cash used in continuing operations	(7,257)	(6,259)	(12,611)
Net cash used in discontinued operations	–	(53)	(1,510)

*	The results for the six months ended 30 June 2007 have been restated. The effects of these restatements are disclosed in note 5.
(b) Major non-cash transactions
There were no major non cash transactions in the six months ended 30 June 2008, six months ended 30 June 2007 or the year ended 31 December 2007.

Osmetech plc
Notes to the unaudited Statements of Cash Flows (continued)
(c) Analysis of cash flows — Gross cash flows

	30 June	30 June	31 December
	2008	2007	2007
	£000	£000	£000

Investing activities
Interest received	177	507	890
Purchases of property, plant and equipment	(234)	(420)	(658)
Purchases of other intangible assets	–	(275)	(389)
Adjustment to purchase price of intangible assets	75	–	–

Net cash generated from/(used in) investing activities (continuing operations)	18	(188)	(157)

Net cash generated from investing activities	–	20,303	22,022
(discontinued operations)

	18	20,115	(21,865)

Financing activities
Proceeds on issues of shares	12	39	53
Cash payments to redeem share warrants	–	(481)	(481)
Cash settlements of repurchased share options	–	–	(131)

Net cash generated from/(used in) financing activities (continuing operations)	12	(442)	(559)

Net cash generated from/(used in) financing activities (discontinued operations)	–	–	–

	12	(442)	(559)

Osmetech plc
Notes to the unaudited condensed consolidated financial statements
1 Basis of preparation
The annual financial statements of Osmetech plc and its subsidiaries (the “Group”) are prepared in accordance with IFRS as adopted by the European Union and IFRS as issued by the International Accounting Standards Board. The unaudited condensed financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standards 34 ‘Interim Financial Reporting’, as adopted by the European Union and with the accounting policies of the Group set out in the audited financial statements for the year ended 31 December 2007. No changes have been made to the Group’s accounting policies in the six month period ended 30 June 2008.
During the six month period ended 30 June 2008 the Group incurred a loss after tax of £6.6 million from continuing operations.
In the prior year, the Group completed the development of the second generation e-Sensor XT-8 electrochemical molecular diagnostics system. The system, along with the Warfarin sensitivity test, received 510(k) clearance from the FDA in July 2008 and has now been launched. The directors intend to commercialise the product throughout the remainder of 2008 and into 2009 which will involve continued investment in the Group’s infrastructure and product pipeline. The forecasts prepared by the directors indicate that further funding will be required in 2009 in order to supplement revenues from the launch of the eSensor XT-8 platform and fully enact their commercialisation plans to optimise value from the Group’s products.
The directors have a reasonable expectation, given these recent achievements and the current strength of the Group’s operations, that the Group will be able to secure sufficient funding to enable it to properly exploit the commercialisation opportunities for the e-Sensor XT-8 System and meet its liabilities as they fall due for the foreseeable future.
However, the absence of agreed funding as at the date of this report indicates the existence of a material uncertainty which may cast significant doubt about the Group’s ability to continue as a going concern and therefore it may be unable to realise its assets and discharge its liabilities in the normal course of business. The accounts do not include any adjustments which maybe necessary if the Group was unable to continue to operate. This disclosure is given in accordance with International Standards on Auditing 570 ‘Going Concern’ (ISA 570).
The financial information set out in the statement relating to the year ended 31 December 2007, which has been derived from the audited financial statements for the year ended 31 December 2007, does not constitute statutory accounts for that period as defined in section 240 of the Companies Act 1985. A copy of the accounts for that year was delivered to the Registrar of Companies following the Company’s annual general meeting. The auditors’ report on those accounts was not qualified but did include a reference to the going concern basis of preparation, to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.
2 Segment reporting
Revenue is wholly attributable to the Group’s principal activity which is the design, development, manufacture and sale of molecular diagnostics products. The geographical analysis of segment revenue and segment result is based on the location of its markets and is analysed as follows:

		Rest of			Rest of
	UK	Europe	USA	Far East	World	Group
	£000	£000	£000	£000	£000	£000

Six months ended 30 June 2008
Continuing operations
Segment revenue	–	–	123	–	5	128

Segment result	(463)		(6,110)		(248)	(6,821)

Interest on bank balances and term deposits						174
Loss before tax						(6,647)

Tax						–

Loss for the period from continuing operations						(6,647)

Six months ended 30 June 2007
Continuing operations
Segment revenue	–	2	60	6	2	70

Segment result	(840)	1	(5,476)	2	1	(6,312)

Interest on bank balances and term deposits						496
Loss before tax						(5,816)

		Rest of			Rest of
	UK	Europe	USA	Far East	World	Group
	£000	£000	£000	£000	£000	£000

Tax						74

Loss for the period from continuing operations						(5,742)

Year ended 31 December 2007
Continuing operations
Segment revenue	–	2	153	10	4	169

Segment result	(1,379)	(155)	(10,549)	(664)	(301)	(13,048)

Interest on bank balances and term deposits						864
Loss before tax						(12,184)

Tax						154

Loss for the year from continuing operations						(12,030)

The UK segment includes £416,000 of corporate costs for the period ended 30 June 2008 (£753,000 period ended 30 June 2007 and £1,090,000 for the year ended 31 December 2007).
This segment result includes £166,000 in respect of share compensation charges (£162,000 period ended 30 June 2007 and £450,000 in respect of the year ended 31 December 2007).
The geographical analysis of segment assets and liabilities is based on the location of the assets and liabilities is as follows:

		Rest of
	UK	Europe	USA	Group
	£000	£000	£000	£000

Six months ended 30 June 2008
Continuing operations
Other information
Purchases of property, plant and equipment and other intangible assets	–	–	234	234
Depreciation and amortisation	–	–	264	264
Balance sheet
Segment assets	6,722	41	3,906	10,669

Segment liabilities	(283)	(2)	(996)	(1,281)

Six months ended 30 June 2007
Continuing operations
Other information
Purchases of property, plant and equipment and other intangible assets	–	–	695	695
Depreciation and amortisation	–	–	220	220
Balance sheet
Segment assets	5,603	54	18,624	24,281

Segment liabilities	(306)	–	(902)	(1,208)

Year ended 31 December 2007
Continuing operations
Other information
Purchases of property, plant and equipment and other intangible assets	4	–	1,042	1,047
Depreciation and amortisation	35	–	554	590
Balance sheet
Segment assets	7,776	38	9,514	17,328

Segment liabilities	(278)	(2)	(1,173)	(1,453)

3 Loss per share

	Six months	Six months	Year
	ended	ended	ended
	30 June	30 June	31 December
	2008	2007	2007
	£000	£000	£000

(Loss)/profit for the period attributable to equity holders of the Company – continuing and discontinued operations	(6,647)	11,458	3,984
Adjustment for profit from discontinued operations	–	(17,200)	(16,014)

Loss for the period attributable to equity holders of the Company – continuing operations	(6,647)	(5,742)	(12,030)

	Six months	Six months	Year
	ended	ended	ended
	30 June	30 June	31 December
	2008	2007	2007
	pence	pence	pence

(Loss)/earnings per share from continuing and discontinued operations
Basic and diluted	(3.27)	5.64	1.96

(Loss)/earnings per share from continuing operations
Basic and diluted	(3.27)	(2.83)	(5.93)

Earnings per share from discontinued operations
Basic and diluted	–	8.47	7.89

Basic loss per share is calculated by dividing profit or loss for the financial period attributable to equity holders by 203,107,701 (30 June 2007 – 202,934,689; 31 December 2007 – 202,934,689), being the weighted average number of shares in issue during the period.
IAS 33 requires presentation of diluted (loss)/earnings per share when a company could be called upon to issue shares that would decrease net profit or increase net loss per share. For a loss making company with outstanding share options, net loss per share would only be increased by the exercise of out-of-the-money options. Since it is inappropriate to assume that option holders would act irrationally, no adjustment is made to diluted (loss)/earnings per share for out-of-the-money share options. The number of potential dilutive ordinary shares was 30,472,450 (31 December 2007: 30,498,838 and 30 June 2007: 30,004,873).

4 Statement of changes in equity

		Share			Cumulative
	Share	premium	Merger	Other	exchange	Accumulated
	capital	account	reserve	reserve	reserve	deficit	Total
	£000	£000	£000	£000	£000	£000	£000

At 1 January 2007	7,028	51,704	1,885	2,136	(903)	(50,345)	11,505
Profit for the period	–	–	–	–	–	11,458	11,458
New share capital issued	1	44	–	–	–	–	45
Credit to equity for equity- settled share-based payments	–	–	–	326	–	–	326
Repurchased equity options	–	–	–	(36)	–	–	(36)
Repurchased warrants	–	–	–	(481)	–	–	(481)
Exchange adjustments	–	–	–	–	(458)	–	(458)
Exchange adjustments taken to income statement for discontinued operations	–	–	–	–	714	–	714

At 30 June 2007	7,029	51,748	1,885	1,945	(647)	(38,887)	23,073

Loss for the period	–	–	–	–	–	(7,474)	(7,474)
New share capital issued	–	8	–	–	–	–	8
Credit to equity for equity- settled share-based payments	–	–	–	289	–	–	289
Repurchased equity options	–	–	–	(95)	–	–	(95)
Exchange adjustments	–	–	–	–	74	–	74
Transfer of merger reserve to income statement	–	–	(1,885)	–	–	1,885	–

At 31 December 2007	7,029	51,756	–	2,139	(573)	(44,476)	15,875

Loss for the period	–	–	–	–	–	(6,647)	(6,647)
New share capital issued	–	12	–	–	–	–	12
Credit to equity for equity- settled share-based payments	–	–	–	165	–	–	165
Exchange adjustments	–	–	–	–	(17)	–	(17)

At 30 June 2008	7,029	51,768	–	2,304	(590)	(51,123)	9,388

5 Changes to the previously reported financial statements
Subsequent to the issuance of the interim statements for the six months ended 30 June 2007 the Group revised its accounting treatment in respect of certain expenses for employees of the continuing business incurred relating to the disposal of the blood gas analyser business and determined that the costs of £2,034,588 should be expensed over the period from when the decision was made until the date of disposal, rather than recognising all the costs upon disposal. Accordingly the comparative six month period ended 30 June 2007 has been restated.
In addition to this, the Group elected to present additional disclosures to provide an increased understanding of the financial performance of the Group. This information which provides additional analysis of other expenses has been retained for the interim financial results for the six months ended 30 June 2008 and the additional information has also been disclosed in the comparatives for the six months ended 30 June 2007. This additional information does not represent a restatement of the June 2007 information, but provides additional disclosure. Additionally certain reclassifications have been made to the comparative periods ended 30 June 2007. These are as follows:
Discontinued operations – In December 2007, the development of the GeneSensor instrument platform was discontinued, with the Group’s resources fully focused on the eSensor technology and eSensor XT-8 System. Accordingly, GeneSensor was disclosed as a discontinued operation for the year ended 31 December 2007. The 30 June 2007 financial information for the six months then ended has been restated to show this business as a discontinued operation as required by IFRS 5, Non Current Assets Held For Sale and Discontinued Operations. The impact is shown in the consolidated income statement representing the loss for the period from GeneSensor excluding the impairment loss which did not occur until the decision to abandon the operation was made in December 2007.
Provisions – The Group also reclassified accrued costs of £169,618 at 30 June 2007, in relation to commitments relating to leases, to provisions, as management believes this provides a better presentation of the nature and timing of the obligation.
Subsequent to the issuance of the Group’s annual report for the year ended 31 December 2007 on 31 March 2008 the Group filed a Registration Statement on Form F-1 with the US Securities and Exchange Commission. As a consequence of the registration process the Directors revised the presentation on the face of the consolidated income statement to show share compensation charges as a component of employee benefits rather than separately disclosed and to reclassify health insurance costs from other expenses to employee benefits expense. The financial statements for the year ended 31 December 2007 included in the Registration Statement reflect these reclassifications.
Impact of restatements on the consolidated loss for the six months ended 30 June 2007

	As		Reclassified to
	previously	Disposal	discontinued
	reported	Costs	operations	As restated
	£’000	£’000	£’000	£’000

Continuing operations
Operating loss	(6,116)	(287)	91	(6,312)

Profit / (loss) for the period from discontinued operations net of tax	15,546	1,745	(91)	17,200

Profit for the period	10,000	1,458	–	11,458

Impact of restatements on the consolidated balance sheet at 30 June 2007

	As previously
	reported	Reclassification	As restated
	£’000	£’000	£’000

Trade and other payables	(1,184)	170	1,014
Provisions	–	(170)	(170)
Total equity	23,073	–	23,073
Impact of restatements on the consolidated loss for the year ended 31 December 2007

	As previously	Reclassification of
	reported*	employee benefits	As restated
	£’000	£’000	£’000

Continuing operations
Other expenses	(3,883)	357	(3,526)
Share compensation charges	(450)	450	–
Employee benefits	(5,606)	(807)	(6,413)
Operating loss	(13,048)	–	(13,048)

*	As reported in the Group’s Annual Report published on 31 March 2008.
There is no impact on the consolidated balance sheet.
6 Related party transactions
Transactions between the Company and its subsidiary undertakings, which are related parties, are eliminated on consolidation and are not disclosed in this note.
7 Seasonality
The business is not seasonal in nature and we do not anticipate any material impact of uneven costs.
8 Subsequent events
Since the 30 June 2008 balance sheet date the following events have occurred:
•	Our second generation eSensor XT-8 System with Warfarin sensitivity test has been launched following FDA 510(k) clearance in July 2008.
•	In September 2008, an agreement was signed with QIAGEN to develop a respiratory viral test for the eSensor XT-8 System by adapting QIAGEN’s QIAplex-based assay.
9 Approval of the interim financial statements
The interim financial statements were approved by the board of directors on 24 September 2008.

The following information updates the “Capitalization” and “Dilution” sections of the preliminary prospectus dated September 11, 2008 and replaces the information set forth under those heading in such preliminary prospectus:
CAPITALIZATION
     The following table sets forth our capitalization (i) as of June 30, 2008, on an actual basis, and (ii) on an adjusted basis giving effect to the sale of 5,500,000 ADSs (representing 192,500,000 ordinary shares) at an assumed initial public offering price of $8.00 per ADS (the midpoint of the estimated price range set forth on the cover page of this prospectus), adjusted to account for the ratio of 35 ordinary shares per ADS and receipt of estimated aggregate proceeds of $37.7 million or £19.0 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This table should be read in conjunction with our audited and unaudited consolidated financial statements and accompanying notes included elsewhere in this prospectus and with the information set forth under the headings “Use of Proceeds”, “Selected Consolidated Financial Data”, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2008
	Actual		As Adjusted
	£	$	£	$

Equity
Called up share capital	7,028,952	13,991,832	7,221,452	14,375,022
Share premium account	51,767,742	103,048,867	70,524,303	140,385,677
Other reserves	2,304,603	4,587,543	2,304,603	4,587,543
Cumulative exchange reserve	(589,551)	(1,173,560)	(589,551)	(1,173,560)
Accumulated deficit	(51,123,141)	(101,765,725)	(51,123,141)	(101,765,725)
Total equity	9,388,605	18,688,957	28,337,666	56,408,957
Total capitalization	9,388,605	18,688,957	28,337,666	56,408,957
     A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease as adjusted total equity and total capitalization by approximately $5.1 million (or £2.6 million), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
DILUTION
     Our net tangible book value as of June 30, 2008 was £8,353,272 ($16,628,023) and £1.44 ($2.87) per ADS. Net tangible book value per ADS represents the amount of our total tangible assets less our total liabilities, divided by the number of ADSs outstanding as of June 30, 2008 (assuming all ordinary shares were held in the form of ADSs).
     After giving effect to the sale by us in this offering of 5,500,000 ADSs (assuming all ordinary shares are sold in the form of ADSs) at an assumed initial public offering price of $8.00 per ADS (the mid-point of the estimated price range on the cover of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of June 30, 2008 would have been £27,302,333 ($54,348,023), and approximately £2.42 ($4.81) per ADS. This amount represents an immediate increase in net tangible book value of £0.98 ($1.94) per ADS to our existing shareholders (assuming all ordinary shares were held in the form of ADSs), and an immediate dilution in net tangible book value of approximately 39.9%, or £1.60 ($3.19) per ADS to new investors purchasing ADSs in this offering at the assumed initial public offering price. We determine dilution by subtracting the adjusted net tangible book value per ADS after this offering from the amount of cash that a new investor paid for an ADS. The following table illustrates this dilution on a per ADS basis, in dollars:

Assumed initial public offering price per ADS		$8.00
Net tangible book value per ADS as of June 30, 2008	$2.87
Increase per ADS attributable to new investors in this offering	1.94

Pro forma net tangible book value per ADS at June 30, 2008 after giving effect to this offering		4.81

Dilution per ADS to new investors		$3.19

     The discussion and tables above assume no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full:
•	the number of ordinary shares held by existing shareholders will represent 47.8% of the total number of ordinary shares to be outstanding after this offering; the number ordinary shares held by investors participating in this offering will represent 52.2% of the total number of ordinary shares to be outstanding after this offering; and

•	our adjusted pro forma net tangible book value at June 30, 2008 will be $60,486,023, or $4.99 per ADS, representing an immediate increase in pro forma net tangible book value of $2.12 per ADS to our existing shareholders and an immediate dilution of $3.01 per ADS to investors purchasing ADSs in this offering.
     The discussion and table above assume no exercise of any outstanding share options. As of June 30, 2008, there were 30,472,450 ordinary shares (equivalent to 870,641 ADSs) issuable upon exercise of outstanding options at a weighted average exercise price of £0.082 per ordinary share (equivalent to $5.71 per ADS), and there were 4,245,000 ordinary shares (equivalent to 121,286 ADSs) available for future issuance upon the exercise of future grants under our share incentive plans. If all of these outstanding options had been exercised as of June 30, 2008, our pro forma net tangible book value would have been $3.24 per ADS, adjusted pro forma net tangible book value after this offering would be $4.87 per ADS and dilution in adjusted pro forma net tangible book value to investors in this offering would be $3.13 per ADS.
*     *     *     *     *
Osmetech plc has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting Lazard Capital Markets LLC, Attn: Syndicate Department, 30 Rockefeller Plaza, New York, New York 10020 or by phone at 212-632-6717, and from Canaccord Adams, Attn: Syndicate Department, 99 High Street, 12th Floor, Boston, MA 02110 or by email at prospectus@canaccordadams.com.